DOCUMENT CERTIFICATION

Certified to be a true and correct copy of the original
of the following document:

Regulatory Agreement for Multifamily Housing Projects

Recorded on November 9, 2009,

In the Office of the Recorder of

Van Wert County, Ohio

In ~~Book~~ O.R. Vol. 348 , Page 1117-1130

Date: November 9, 2009

Cornerstone Title Agency, LLC
By: _John Wilkerson_ Pres
John P. Wilkerson, Jr., President

This instrument was prepared by:
R. Andrew Lien, Esq.
Krooth & Altman LLP
1850 M Street
Suite 400
Washington, DC 20036
(202) 293-8200

Upon recording please return to:
HUD Counsel
U.S. Department of Housing and Urban Development
Columbus Field Office
200 North High Street
Columbus, Ohio 43215-2463

REGULATORY AGREEMENT FOR MULTIFAMILY HOUSING PROJECTS

OWNER: HEARTH & HOME OF VAN WERT, LLC
an Ohio limited liability company

SECRETARY: The Secretary of the U.S. Department of Housing and
Urban Development

PROJECT NAME: Hearth & Home of Van Wert
Van Wert, Van Wert County, Ohio

PROJECT NO.:   043-22038

Regulatory Agreement for Multifamily Housing Projects

U.S. Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner

Under Sections 207, 220, 221(d)(4), 231 and 232, Except Nonprofits

Project Name and Number Hearth & Home of Van Wert, 043-22038		Mortgagee RED MORTGAGE CAPITAL, INC., an Ohio corporation	
Amount of Mortgage Note $2,181,200.00		Date as of November 1, 2009	
Mortgage Recorded State Ohio Book	County Van Wert Page	Date contemporaneously herewith	Originally endorsed for insurance under Section 232 pursuant to Section 223(f)

This Agreement entered into as of this 1st day of November, 2009 between HEARTH & HOME OF VAN WERT, LLC, an Ohio limited liability company whose address is 5057 Troy Road, Springfield, Ohio 45502.

their successors, heirs, and assigns (jointly and severally, hereinafter referred to as Owners) and the undersigned Secretary of Housing and Urban Development and his successors (hereinafter referred to as Secretary).

In consideration of the endorsement for insurance by the Secretary of the above described note or in consideration of the consent of the Secretary to the transfer of the mortgaged property or the sale and conveyance of the mortgaged property by the Secretary, and in order to comply with the requirements of the National Housing Act, as amended, and the Regulations adopted by the Secretary pursuant thereto, Owners agree for themselves, their successors, heirs and assigns, that in connection with the mortgaged property and the project operated thereon and so long as the contract of mortgage insurance continues in effect, and during such further period of time as the Secretary shall be the owner, holder or reinsurer of the mortgage, or during any time the Secretary is obligated to insure a mortgage on the mortgage property:

1. Owners, except as limited by paragraph 17 hereof, assume and agree to make promptly all payments due under the note and mortgage.

2. (a) Owners shall establish or continue to maintain a reserve fund for replacements by the allocation to such reserve fund in a separate account with the mortgagee or in a safe and responsible depository designated by the mortgagee, concurrently with the beginning of payments towards amortization of the principal of the mortgage insured or held by the Secretary of an amount equal to $ 1,500.00 per month unless a different date or amount is approved in writing by the Secretary.

   Such fund, whether in the form of a cash deposit or invested in obligations of, or fully guaranteed as to principal by, the United States of America shall at all times be under the control of the mortgagee. Disbursements from such fund, whether for the purpose of effecting replacement of structural elements and mechanical equipment of the project or for any other purpose, may be made only after receiving the consent in writing of the Secretary. In the event that the owner is unable to make a mortgage note payment on the due date and that payment cannot be made prior to the due day of the next such installment or when the mortgagee has agreed to forgo making an election to assign the mortgage to the Secretary based on a monetary default, or to withdraw an election already made, the Secretary is authorized to instruct the mortgagee to withdraw funds from the reserve fund for replacements to be applied to the mortgage payment in order to prevent or cure the default. In addition, in the event of a default in the terms of the mortgage, pursuant to which the loan has been accelerated, the Secretary may apply or authorize the application of the balance in such fund to the amount due on the mortgage debt as accelerated.

   (b) Where Owners are acquiring a project already subject to an insured mortgage, the reserve fund for replacements to be established will be equal to the amount due to be in such fund under existing agreements or charter provisions at the time Owners acquire such project, and payments hereunder shall begin with the first payment due on the mortgage after acquisition, unless some other method of establishing and maintaining the fund is approved in writing by the Secretary.

3. Real property covered by the mortgage and this agreement is described in Schedule A attached hereto.

(This paragraph 4 is not applicable to cases insured under Section 232.)

4. (a) Owners shall make dwelling accommodation and services of the project available to occupants at charges not exceeding those established in accordance with a rental schedule approved in writing by the Secretary, for any project subject to regulation of rent by the Secretary. Accommodations shall not be rented for a period of less than thirty (30) days, or, unless the mortgage is insured under Section 231, for more than three years. Commercial facilities shall be rented for such use and upon such terms as approved by the Secretary. Subleasing of dwelling accommodations, except for subleases of single dwelling accommodations by the tenant thereof, shall be prohibited without prior written approval of Owners and the Secretary and any lease shall so provide. Upon discovery of any unapproved sublease, Owners shall immediately demand cancellation and notify the Secretary thereof.

   (b) Upon prior written approval by the Secretary, Owners may charge to and receive from any tenant such amounts as from time to time may be mutually agreed upon between the tenant and the Owners for any facilities and/or services which may be furnished by the Owners or others to such tenant upon his request, in addition to the facilities and services included in the approved rental schedule. Approval of charges for facilities and services is not required for any project not subject to regulation of rent by the Secretary.

   (c) For any project subject to regulation of rent by the Secretary, the Secretary will at any time entertain a written request for a rent increase properly supported by substantiating evidence and within a reasonable time shall:

Replaces FHA-2466 which may be used until supply exhausted
Page 1 of 6
form HUD-92466 (11/2002)
ref Handbook 4571.1

(i) Approve a rental schedule that is necessary to compensate for any net increase, occurring since the last approved rental schedule, in taxes (other than income taxes) and operating and maintenance cost over which Owners have no effective control or;

(ii) Deny the increase stating the reasons therefor.

5. (a) If the mortgage is originally a Secretary-held purchase money mortgage, or is originally endorsed for insurance under any Section other than Sections 231 or 232 and is not designed primarily for occupancy by elderly persons, Owners shall not in selecting tenants discriminate against any person or persons by reason of the fact that there are children in the family.

(b) If the mortgage is originally endorsed for insurance under Section 221, Owners shall in selecting tenants give to displaced persons or families an absolute preference or priority of occupancy which shall be accomplished as follows:

(1) For a period of sixty (60) days from the date of original offering, unless a shorter period of time is approved in writing by the Secretary, all units shall be held for such preferred applicants, after which time any remaining unrented units may be rented to non-preferred applicants;

(2) Thereafter, and on a continuing basis, such preferred applicants shall be given preference over nonpreferred applicants in their placement on a waiting list to be maintained by the Owners; and

(3) Through such further provisions agreed to in writing by the parties.

(c) Without the prior written approval of the Secretary not more than 25% of the number of units in a project insured under Section 231 shall be occupied by persons other than elderly persons.

(d) All advertising or efforts to rent a project insured under Section 231 shall reflect a bona fide effort of the Owners to obtain occupancy by elderly persons.

6. Owners shall not without the prior written approval of the Secretary:

(a) Convey, transfer, or encumber any of the mortgaged property, or permit the conveyance, transfer or encumbrance of such property.

(b) Assign, transfer, dispose of, or encumber any personal property of the project, including rents, or pay out any funds except from surplus cash, except for reasonable operating expenses and necessary repairs.

(c) Convey, assign, or transfer any beneficial interest in any trust holding title to the property, or the interest of any general partner in a partnership owning the property, or any right to manage or receive the rents and profits from the mortgaged property.

(d) Remodel, add to, reconstruct, or demolish any part of the mortgaged property or subtract from any real or personal property of the project.

(e) Make, or receive and retain, any distribution of assets or any income of any kind of the project except surplus cash and except on the following conditions:

(1) All distributions shall be made only as of and after the end of a semiannual or annual fiscal period, and only as permitted by the law of the applicable jurisdiction;

(2) No distribution shall be made from borrowed funds, prior to the completion of the project or when there is any default under this Agreement or under the note or mortgage;

(3) Any distribution of any funds of the project, which the party receiving such funds is not entitled to retain hereunder, shall be held in trust separate and apart from any other funds; and

(4) There shall have been compliance with all outstanding notices of requirements for proper maintenance of the project.

(f) Engage, except for natural persons, in any other business or activity, including the operation of any other rental project, or incur any liability or obligation not in connection with the project.

(g) Require, as a condition of the occupancy or leasing of any unit in the project, any consideration or deposit other than the prepayment of the first month's rent plus a security deposit in an amount not in excess of one month's rent to guarantee the performance of the covenants of the lease. Any funds collected as security deposits shall be kept separate and apart from all other funds of the project in a trust account the amount of which shall at all times equal or exceed the aggregate of all outstanding obligations under said account.

(h) Permit the use of the dwelling accommodations or nursing facilities of the project for any purpose except the use which was originally intended, or permit commercial use greater than that originally approved by the Secretary.

7. Owners shall maintain the mortgaged premises, accommodations and the grounds and equipment appurtenant thereto, in good repair and condition. In the event all or any of the buildings covered by the mortgage shall be destroyed or damaged by fire or other casualty, the money derived from any insurance on the property shall be applied in accordance with the terms of the mortgage.

8. Owners shall not file any petition in bankruptcy or for a receiver or in insolvency or for reorganization or composition, or make any assignment for the benefit of creditors or to a trustee for creditors, or permit an adjudication in bankruptcy or the taking possession of the mortgaged property or any part thereof by a receiver or the seizure and sale of the mortgaged property or any part thereof under judicial process or pursuant to any power of sale, and fail to have such adverse actions set aside within forty-five (45) days.

9. (a) Any management contract entered into by Owners or any of them involving the project shall contain a provision that, in the event of default hereunder, it shall be subject to termination without penalty upon written request by the Secretary. Upon such request Owners shall immediately arrange to terminate the contract within a period of not more than thirty (30) days and shall make arrangements satisfactory to the Secretary for continuing proper management of the project.

(b) Payment for services, supplies, or materials shall not exceed the amount ordinarily paid for such services, supplies, or materials in the area where the services are rendered or the supplies or materials furnished.

(c) The mortgaged property, equipment, buildings, plans, offices, apparatus, devices, books, contracts, records, documents, and other papers relating thereto shall at all times be maintained in reasonable condition for proper audit and subject to examination and inspection at any reasonable time by the Secretary or his duly authorized agents. Owners shall keep copies of all written contracts or other instruments which affect the mortgaged property, all or any of which may be subject to inspection and examination by the Secretary or his duly authorized agents.

form HUD-92466 (11/2002)
ref. Handbook 4571.1

(d) The books and accounts of the operations of the mortgaged property and of the project shall be kept in accordance with the requirements of the Secretary.

(e) Within sixty (60) days following the end of each fiscal year the Secretary shall be furnished with a complete annual financial report based upon an examination of the books and records of mortgagor prepared in accordance with the requirements of the Secretary, prepared and certified to by an officer or responsible Owner and, when required by the Secretary, prepared and certified by a Certified Public Accountant, or other person acceptable to the Secretary.

(f) At request of the Secretary, his agents, employees, or attorneys, the Owners shall furnish monthly occupancy reports and shall give specific answers to questions upon which information is desired from time to time relative to income, assets, liabilities, contracts, operation, and condition of the property ad the status of the insured mortgage.

(g) All rents and other receipts of the project shall be deposited in the name of the project in a financial institution, whose deposits are insured by an agency of the Federal Government. Such funds shall be withdrawn only in accordance with the provisions of this Agreement for expenses of the project or for distributions of surplus cash as permitted by paragraph 6(e) above. Any Owner receiving funds of the project other than by such distribution of surplus cash shall immediately deposit such funds in the project bank account and failing so to do in violation of this Agreement shall hold such funds in trust. Any Owner receiving property of the project in violation of this Agreement shall hold such funds in trust. At such time as the Owners shall have lost control and/or possession of the project, all funds held in trust shall be delivered to the mortgagee to the extent that the mortgage indebtedness has not been satisfied.

(h) If the mortgage is insured under Section 232:

    (1) The Owners or lessees shall at all times maintain in full force and effect from the state or other licensing authority such license as may be required to operate the project as a nursing home and shall not lease all or part of the project except on terms approved by the Secretary.

    (2) The Owners shall suitably equip the project for nursing home operations.

    (3) The Owners shall execute a Security Agreement and Financing Statement (or other form of chattel lien) upon all items of equipment, except as the Secretary may exempt, which are not incorporated as security for the insured mortgage. The Security Agreement and Financing Statement shall constitute a first lien upon such equipment and shall run in favor of the mortgagee as additional security for the insured mortgage.

        (i) If the mortgage is insured under Section 231, Owners or lessees shall at all times maintain in full force and effect from the state or other licensing authority such license as may be required to operate the project as housing for the elderly.

10. Owners will comply with the provisions of any Federal, State, or local law prohibiting discrimination in housing on the grounds of race, color, religion or creed, sex, or national origin, including Title VIII of the Civil Rights Act of 1968 (Public Law 90-284; 82 Stat. 73), as amended, Executive Order 11063, and all requirements imposed by or pursuant to the regulations of the Department of Housing and Urban Development implementing these authorities (including 24 CFR Parts 100, 107 and 110, and Subparts I and M of Part 200).

11. Upon a violation of any of the above provisions of this Agreement by Owners, the Secretary may give written notice thereof, to Owners, by registered or certified mail, addressed to the addresses stated in this Agreement, or such other addresses as may subsequently, upon appropriate written notice thereof to the Secretary, be designated by the Owners as their legal business address. If such violation is not corrected to the satisfaction of the Secretary within thirty (30) days after the date such notice is mailed or within such further time as the Secretary determines is necessary to correct the violation, without further notice the Secretary may declare a default under this Agreement effective on the date of such declaration of default and upon such default the Secretary may:

(a)   (i) If the Secretary holds the note - declare the whole of said indebtedness immediately due and payable and then proceed with the foreclosure of the mortgage;

    (ii) If said note is not held by the Secretary - notify the holder of the note of such default and request holder to declare a default under the note and mortgage, and holder after receiving such notice and request, but not otherwise, at its option, may declare the whole indebtedness due, and thereupon proceed with foreclosure of the mortgage, or assign the note and mortgage to the Secretary as provided in the Regulations;

(b) Collect all rents and charges in connection with the operation of the project and use such collections to pay the Owners' obligations under this Agreement and under the note and mortgage and the necessary expenses of preserving the property and operating the project.

(c) Take possession of the project, bring any action necessary to enforce any rights of the Owners growing out of the project operation, and operate the project in accordance with the terms of this Agreement until such time as the Secretary in his discretion determines that the Owners are again in a position to operate the project in accordance with the terms of this Agreement and in compliance with the requirements of the note and mortgage.

(d) Apply to any court, State or Federal, for specific performance of this Agreement, for an injunction against any violation of the Agreement, for the appointment of a receiver to take over and operate the project in accordance with the terms of the Agreement, or for such other relief as may be appropriate, since the injury to the Secretary arising from a default under any of the terms of this Agreement would be irreparable and the amount of damage would be difficult to ascertain.

12. As security for the payment due under this Agreement to the reserve fund for replacements, and to secure the Secretary because of his liability under the endorsement of the note for insurance, and as security for the other obligations under this Agreement, the Owners respectively assign, pledge and mortgage to the Secretary their rights to the rents, profits, income and charges of whatsoever sort which they may receive or be entitled to receive from the operation of the mortgaged property, subject, however, to any assignment of rents in the insured mortgage referred to herein. Until a default is declared under this Agreement, however, permission is granted to Owners to collect and retain under the provisions of this Agreement such rents, profits, income, and charges, but upon default this permission is terminated as to all rents due or collected thereafter.

form HUD-92466 (11/2002)
ref Handbook 4571.1

13. As used in this Agreement the term:

(a) "Mortgage" includes "Deed of Trust", "Chattel Mortgage", "Security Instrument", and any other security for the note identified herein, and endorsed for insurance or held by the Secretary;

(b) "Mortgagee" refers to the holder of the mortgage identified herein, its successors and assigns;

(c) "Owners" refers to the persons named in the first paragraph hereof and designated as Owners, their successors, heirs and assigns;

(d) "Mortgaged Property" includes all property, real, personal or mixed, covered by the mortgage or mortgages securing the note endorsed for insurance or held by the Secretary; ˄ and security agreement or security agreements

(e) "Project" includes the mortgaged property and all its other assets of whatsoever nature or wheresoever situate, used in or owned by the business conducted on said mortgaged property, which business is providing housing and other activities as are incidental thereto;

(f) "Surplus Cash" means any cash remaining after:

(1) the payment of:

(i) All sums due or currently required to be paid under the terms of any mortgage or note insured or held by the Secretary;

(ii) All amounts required to be deposited in the reserve fund for replacements;

(iii) All obligations of the project other than the insured mortgage unless funds for payment are set aside or deferment of payment has been approved by the Secretary; and

(2) the segregation of:

(i) An amount equal to the aggregate of all special funds required to be maintained by the project; and

(ii) All tenant security deposits held.

(g) "Distribution" means any withdrawal or taking of cash or any assets of the project, including the segregation of cash or assets for subsequent withdrawal within the limitations of Paragraph 6(e) hereof, and excluding payment for reasonable expenses incident to the operation and maintenance of the project.

(h) "Default" means a default declared by the Secretary when a violation of this Agreement is not corrected to his satisfaction within the time allowed by this Agreement or such further time as may be allowed by the Secretary after written notice;

(i) "Section" refers to a Section of the National Housing Act, as amended.

(j) "Displaced persons or families" shall mean a family or families, or a person, displaced from an urban renewal area, or as the result of government action, or as a result of a major disaster as determined by the President pursuant to the Disaster Relief Act of 1970.

(k) "Elderly person" means any person, married or single, who is sixty-two years of age or over.

14. This instrument shall bind, and the benefits shall inure to, the respective Owners, their heirs, legal representatives, executors, administrators, successors in office or interest, and assigns, and to the Secretary and his successors so long as the contract of mortgage insurance continues in effect, and during such further time as the Secretary shall be the owner, holder, or reinsurer of the mortgage, or obligated to reinsure the mortgage.

15. Owners warrant that they have not, and will not, execute any other agreement with provisions contradictory of, or in opposition to, the provisions hereof, and that, in any event, the requirements of this Agreement are paramount and controlling as to the rights and obligations set forth and supersede any other requirements in conflict therewith.

16. The invalidity of any clause, part or provisions of this Agreement shall not affect the validity or the remaining portions thereof.

17. The following Owners: *

Do not assume personal liability for payments due under the note and mortgage, or for the payments to the reserve for replacements, or for matters not under their control, provided that said Owners shall remain liable under this Agreement only with respect to the matters hereinafter stated; namely:

(a) for funds or property of the project coming into their hands which, by the provisions hereof, they are not entitled to retain; and

(b) for their own acts and deeds or acts and deeds of others which they have authorized in violation of the provisions hereof.

(To be executed with formalities for recording a deed to real estate.)

*HEARTH & HOME OF VAN WERT, LLC, an Ohio limited liability company, and all present and future members and managers thereof;

18. See Exhibit "A" and LEAN Rider attached hereto and made part of hereof.

IN WITNESS WHEREOF, the parties have executed this Regulatory Agreement as of the date first above written.

HEARTH & HOME OF VAN WERT, LLC,
an Ohio limited liability company

By: _David A. Tenwick_ (signature)

David A. Tenwick
Manager

ACKNOWLEDGMENT

STATE OF OHIO   )
) SS:
COUNTY OF FRANKLIN)

The foregoing instrument was acknowledged before me this 4th day of November, 2009 by David A. Tenwick, Manager of HEARTH & HOME OF VAN WERT, LLC, an Ohio limited liability company, on behalf of said company.

[SEAL] JOHN DAVID BURLEY, Attorney At Law
     NOTARY PUBLIC, STATE OF OHIO
    My commission has no expiration date.
      Section 147.03 R.C.

_____
        Notary Public

My Commission Expires: _____



SECRETARY OF HOUSING AND URBAN DEVELOPMENT ACTING BY AND THROUGH THE FEDERAL HOUSING COMMISSIONER

By: Roger E. Miller
Authorized Agent

ACKNOWLEDGMENT

WASHINGTON]
] ss:
DISTRICT OF COLUMBIA]

I, JULIE NOTTO, a Notary Public in and for the jurisdiction aforesaid, do hereby certify that on the 6th day of November, 2009, personally appeared before me ROGER MILLER, who, being duly sworn, did say that he/she is the duly appointed Authorized Agent and the person who executed the foregoing instrument by virtue of the authority vested in him/her by 24 C.F.R. 68 F.R. 50161 and acknowledged the same to be his/her free and voluntary act and deed as Authorized Agent for and on behalf of the **SECRETARY OF HOUSING AND URBAN DEVELOPMENT**.

Witness my hand and official seal.

Julie Notto
Notary Public

[SEAL]

Julie Notto
Notary Public
District of Columbia
My Commission Expires Jan. 14, 2010

My Commission Expires: ____________

EXHIBIT "A"
LEGAL DESCRIPTION

Tract I:

Situate in the City of Van Wert, County of Van Wert, in the State of Ohio and being further described as:

A part of the Northeast Quarter (1/4) of Section Twenty-Three (23), Town Two (2) South, Range Two (2) East, Pleasant Township, Van Wert County, Ohio, more particularly described as follows: Commencing at an iron rod at the Northeast corner of said Quarter (1/4); thence S 01° 15' 00" West, along the East line of said Quarter (1/4), Three Hundred Seventy-Five and No/100 (375.00) feet to a point; thence North 88° 45' 00" West, Twenty-Two and 81/100 (22.81) feet to a point, said point being on the West railroad right-of-way; thence South 01° 15' 00" West, along said West line, One Hundred Fifty and No/100 (150.00) feet to an iron rod for the place of beginning; thence North 88° 45' 00" West, Three Hundred and No/100 (300.00) feet to an iron rod; thence South 01° 15' 00" West, Two Hundred Ninety and No/100 (290.00) feet to an iron rod; thence South 88° 45' 00" East, Three hundred and No/100 (300.00) feet to an iron rod on aforementioned West railroad right-of-way; thence N 01° 15' 00" East, along said West line, Two Hundred Ninety and No/100 (290.00) feet to the Place of Beginning. Containing One and 997/1000 (1.997) acres, more or less.

Now known on the Auditor's Duplicate as Inlot 4168 in the City of Van Wert, Ohio.

Tract II:

Situate in the City of Van Wert, County of Van Wert and State of Ohio:

A part of the Northeast Quarter (1/4) of Section Twenty-Three (23), Town 2 South, Range 2 East, Pleasant Township, Van Wert County, Ohio, more particularly described as follows: Commencing at an iron rod at the Northeast corner of said Quarter; thence South 01° 15' 00" West, along the East line of said quarter, Three Hundred Seventy-Five and 00/100 (375.00) feet to a point; thence North 88° 45' 00" West, Twenty-Two and 81/100 (22.81) feet to an iron rod for the Place of Beginning, said place of beginning also being on the west railroad right-of-way and the southeast corner of Inlot 3963 in the City of Van Wert, Ohio; thence continuing North 88° 45' 00" West along the south line of said Inlot 3963, Three Hundred and 00/100 (300.00) feet to an iron rod; thence South 01° 15' 00" West, One Hundred Fifty and 00/100 (150.00) feet to an iron rod; thence South 88° 45' 00" East, Three Hundred and 00/100 (300.00) feet to an iron rod on the West line of said railroad; thence North 01° 15' 00" East along said west line, One Hundred Fifty and 00/100 (150.00) feet to the place of beginning. Containing 1.033 acres, more or less.

Now known on the Auditor's Duplicate as Inlot 4136 in the City of Van Wert, Ohio.

LEAN Rider
to Regulatory Agreement for
Multifamily Housing Projects

This Rider is attached to and made a part of that certain Regulatory Agreement for Multi-family Housing Projects dated as of November 1, 2009 (the "Agreement") by and between Hearth & Home of Van Wert, LLC, an Ohio limited liability company ("Owners") and the Secretary of Housing and Urban Development (the "Secretary") with respect to Hearth & Home of Van Wert, FHA Project No. 043-22038. In the event of any conflict between any provision of this Rider and any other provision of the Agreement, the provision of this Rider shall be controlling. The Agreement is hereby amended, modified and supplemented as follows:

A.   Reserve Fund for Replacements. The following is hereby added to the end of the first paragraph of paragraph 2(a) of the Agreement:

> The amount of the monthly deposits to the reserve fund for replacements shall be subject to change in accordance with the requirements of the Secretary. In connection therewith, every ten (10) years, the mortgagee shall obtain a physical and capital needs assessment report for the Secretary to evaluate. The cost of such report may be paid from the reserve fund for replacements.

> In addition to the required monthly deposits to the said reserve fund, Owners shall make an initial deposit in the amount of not less than $240,000.00.

B.   Certain Matters Requiring Approval of the Secretary.

(1)   Paragraph 6(c) of the Agreement is hereby amended to read as follows:

(c) Convey, assign, or transfer any right to manage or receive the rents and profits from the mortgaged property.

(2)   The following is hereby added to the end of paragraph 6 of the Agreement:

(i)   Permit any conveyance, assignment, or transfer of any direct or indirect legal or beneficial interest in the Owners that requires approval of the Secretary under (i) the Secretary's transfer of physical assets requirements and procedures and/or (ii) the Secretary's previous participation approval requirements and procedures.

(j)   Enter into, or agree to the assignment of, any operating or commercial lease for all or part of the mortgaged property. As a condition of the Secretary's approval of any operating lease or any assignment thereof, the lessee or assignee, as applicable, shall execute a regulatory agreement in form and substance satisfactory to the Secretary.

(k)   Enter into any amendment of any operating or commercial lease of all or any part of the mortgaged property that (i) reduces the rent or other payments due thereunder, (ii) increases the obligations of the Owners or the rights of the lessee, (iii) decreases the rights of the Owners or the obligations of the lessee, or (iv) alters any provision of such lease required by the Secretary to be included therein.

(l)   Use the mortgaged property for any purpose other than the Approved Use.

(m)   Modify the number of beds authorized for the mortgaged property.

C.   Management Contracts. Paragraph 9(a) of the Agreement is hereby deleted in its entirety and the following is substituted in lieu thereof:

(a)   Any management contract involving the project entered into by any of the Owners or any lessee shall contain a provision that, in the event of default hereunder, it shall be subject to termination without penalty upon written request by the Secretary. Upon such request Owners shall immediately arrange to terminate such management contract within a period of not more than thirty (30) days and shall make arrangements satisfactory to the Secretary for continuing proper management of the project. In addition to the foregoing, in the event that a management agent is (or will be) the holder of the project's license and/or is (or will be) the payee under one or more third party payor agreements with respect to the project, the provisions of paragraphs 6(j) and 6(k) of this Agreement shall be applicable to such management agreement as and to the same extent as if such management agreement were an operating lease.

D.   Financial Statements. Paragraph 9(e) of the Agreement is hereby amended to replace "sixty (60) days" with "ninety (90) days."

E.   Confidentiality of Resident/Patient Medical Records and Information. Paragraph 9(c) of the Agreement is hereby amended to add the following:

(c)   The obligations of Owners under this paragraph shall be limited to the extent necessary in order for Owners to comply with applicable laws regarding the confidentiality of resident/patient medical records and information.

F.   Permits and Approvals. Paragraph 9(h) of the Agreement is hereby deleted in its entirety and the following is substituted in lieu therefor:

-2-

(h)(1) The Owners shall at all times maintain in full force and effect, or cause the lessee or management agent (as applicable) to maintain in full force and effect, all certificates of need, bed authority, provider agreements, licenses, permits and approvals required to operate the project for the Approved Use (collectively, the "Permits and Approvals"). Without the prior written consent of the Secretary, none of the Permits or Approvals shall be conveyed, assigned, encumbered, transferred or alienated from the project. The Owners shall ensure that the project is at all times operated in accordance with the requirements of the Permits and Approvals.

(2) The security agreement and UCC financing statements referred to in paragraph 9(i) below shall constitute, to the extent permitted by law, a first lien upon all of the Owners' rights, titles and interest, if any, in the Permits and Approvals. However, in the event of either a monetary or other default under this agreement, the note, or the mortgage, the Owners shall cooperate in any legal and lawful manner necessary or required to permit the continued operation of the project for the Approved Use. For the intents and purposes herein, Owners hereby irrevocably nominate and appoint the Secretary, his/her successors and assigns, as their attorney-in-fact coupled with an interest to do all things necessary, including but not limited to, the power and authority to provide any and all information and data, pay such fees as may be required, and execute and sign in the name of the Owners, their successors or assigns, required by any governmental entity exercising jurisdiction over the project, any and all documents, necessary to continue to operate the project for the Approved Use.

(3) The Owners will not alter, or suffer or permit the alteration of, any Permit or Approval, without the prior written approval of the Secretary. In the event that any such alteration is proposed, upon learning of such proposed alteration, the Owners will advise the Secretary and mortgagee promptly. The Owners will insert the foregoing requirements into any operating lease for the project.

(4) The Owners shall deliver to the Secretary and the mortgagee, within ten (10) days after receipt thereof, copies of any and all notices, reports, surveys and other correspondence (regardless of form) received by the Owners from any governmental authority that includes any statement, finding or assertion that (i) the Owners, any lessee, any management agent or the project is or may be in violation of (or default under) any of the Permits or Approvals or any governmental requirements applicable thereto, (ii) any of the Permits or Approvals are to be terminated or not renewed or (iii) the Owners, any lessee, any management agent or the project is subject to any governmental investigation or inquiry involving fraud. The Owners shall deliver to the Secretary and the mortgagee,

-3-

simultaneously with delivery thereof to any governmental authority, any and all responses given by or on behalf of the Owners to any of the foregoing and shall provide to the Secretary and the mortgagee, promptly upon request, such information regarding any of the foregoing as the Secretary or the mortgagee may request. The receipt by the Secretary and/or the mortgagee of notices, reports, surveys, correspondence and other information shall not in any way impose any obligation or liability on the Secretary, the mortgagee or their respective agents, representatives or designees to take (or refrain from taking) any action, and the Secretary, the mortgagee and their respective agents, representatives and designees shall have no liability for any failure to act thereon or as a result thereof.

G.   Personal Property; Security Interests. The following is hereby added to the Agreement as paragraph 9(i):

   (i)   The Owners shall suitably equip, or cause to be equipped, the project for its use and operation for the Approved Use. Except as otherwise approved in writing by the Secretary, the Owners shall grant to the mortgagee and the Secretary a first lien security interest in all personal property of the Owners related to the project as additional security for the obligations of the Owners under the note, mortgage and this agreement. Such security interest shall be evidenced by such security agreements as the mortgagee and/or the Secretary may require and, in connection therewith, the Owners shall execute and deliver such deposit account control agreements as may be required by the mortgagee and/or the Secretary. Owners hereby authorize each of the mortgagee and the Secretary to file such UCC financing statements and continuation statements as either of them may deem to be necessary or appropriate in connection with the foregoing security interest. The Owners shall not be permitted to grant any other liens on any of such personal property without the prior written approval of the mortgagee and the Secretary. If the project includes a residential care facility and is not subject to an operating lease, the Owners shall be permitted to pledge their accounts receivable to an accounts receivable lender in a manner approved by the mortgagee and the Secretary. In the event that the mortgagee and the Secretary grant such approval, (i) the holder(s) of such lien shall enter into an intercreditor agreement and a rider to intercreditor agreement with the mortgagee and/or the Secretary on such terms and conditions as may be required by the mortgagee and the Secretary and (ii) the Owners shall comply with any requirements imposed on them by the mortgagee and the Secretary in connection therewith.

H.   Professional Liability Insurance. The following is hereby added to the Agreement as paragraph 9(j):

(j)   The Owners, shall maintain, or cause the lessee or management agent (as applicable) to maintain, professional liability insurance that complies with the applicable requirements of the Secretary. Annually, the Owners shall provide, or cause the lessee or management agent (as applicable) to provide, to the Secretary and mortgagee, a certification of compliance with the Secretary's professional liability insurance requirements.

I.   Notices. Notices sent pursuant to Paragraph 11 of the Agreement may be sent by registered or certified mail, hand delivery or by a nationally recognized overnight delivery service.

J.   Defined Terms. The following is hereby added to paragraph 13 of the Agreement:

(l)   rents," "profits" and "income" shall include: all rents, lease payments, revenues, charges, fees and assistance payments arising from the operation of the project, including but not limited to Medicare, Medicaid, workers' compensation, social security and other third party reimbursement payments, accounts receivable and all payments and income arising from the operation of the project and/or the provision of services to residents or tenants thereof.

(m)   "Approved Use" means the use of the project as an 36-bed residential care facility and such other uses as may be approved in writing from time to time by the Secretary based upon a request made by the Owners, lessee or management agent, but excluding any uses that are discontinued with the written approval of the Secretary.

[SIGNATURES FOLLOW ON SUCCEEDING PAGES]

IN WITNESS WHEREOF, the parties have executed this LEAN Rider to the Regulatory Agreement for Multifamily Projects as of the date first above written.

HEARTH & HOME OF VAN WERT, LLC,
an Ohio limited liability company

By:

David A. Tenwick
Manager

ACKNOWLEDGMENT

STATE OF OHIO   )
) SS:
COUNTY OF FRANKLIN)

The foregoing instrument was acknowledged before me this 4th day of November, 2009 by David A. Tenwick, Manager of HEARTH & HOME OF VAN WERT, LLC, an Ohio limited liability company, on behalf of said company.



Notary Public

[SEAL]

SANDRA H. BRESLER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES AUGUST 0, 2010

My Commission Expires: _____

-6-



SECRETARY OF HOUSING AND URBAN DEVELOPMENT ACTING BY AND THROUGH THE FEDERAL HOUSING COMMISSIONER

By: Roger E. Miller
Authorized Agent

ACKNOWLEDGEMENT

WASHINGTON]
] ss:
DISTRICT OF COLUMBIA]

I, JULIE NOTTO, a Notary Public in and for the jurisdiction aforesaid, do hereby certify that on the 6th day of November, 2009, personally appeared before me ROGER MILLER, who, being duly sworn, did say that he/she is the duly appointed Authorized Agent and the person who executed the foregoing instrument by virtue of the authority vested in him/her by 24 C.F.R. 68 F.R. 50161 and acknowledged the same to be his/her free and voluntary act and deed as Authorized Agent for and on behalf of the **SECRETARY OF HOUSING AND URBAN DEVELOPMENT.**

Witness my hand and official seal.

[SEAL]

Julie Notto
Notary Public

Julie Notto
Notary Public
District of Columbia

My Commission Expires: My Commission Expires Jan. 14, 2010

FHA FORM NO. 4165-D
(CORPORATE)
Rev. November 1974

MORTGAGE NOTE

$2,181,200.00

Columbus, Ohio
as of November 1, 2009

FOR VALUE RECEIVED, the undersigned, **HEARTH & HOME OF VAN WERT, LLC**, an Ohio limited liability company, promises to pay to **RED MORTGAGE CAPITAL, INC.**, an Ohio corporation, or order, at its principal place of business at Two Miranova Place, 12th Floor, Columbus, Ohio 43215 or at such other place as may be designated in writing by the Holder of this Mortgage Note, the principal sum of **TWO MILLION ONE HUNDRED EIGHTY-ONE THOUSAND TWO HUNDRED AND 00/100THS DOLLARS ($2,181,200.00)**, with interest thereon from the date hereof at the rate of Five and one-tenth per centum (5.10%) per annum on the unpaid balance until paid. The principal and interest shall be payable in monthly installments as follows:

Interest alone shall be due and payable on the first day of December, 2009. Thereafter, commencing on the first day of January, 2010, installments of principal and interest shall be due and payable in the sum of Eleven Thousand One Hundred Forty-Seven and 75/100ths Dollars ($11,147.75) each, such payments to continue monthly thereafter on the first day of each succeeding month until the entire indebtedness has been paid in full. In any event, the balance of principal (if any) remaining unpaid, plus accrued interest, shall be due and payable on December 1, 2044. The installments of principal and interest shall be applied first to interest at the rate aforesaid upon the principal sum or so much thereof as shall from time to time remain unpaid, and the balance thereof shall be applied on account of principal.

This Mortgage Note is secured by a Mortgage Deed upon real estate in Van Wert, Van Wert County, Ohio, and is to be construed according to the laws of the State of Ohio.

If default be made in the payment of any installment under this Mortgage Note, and if such default is not made good prior to the due date of the next such installment, the entire principal sum and accrued interest shall at once become due and payable without notice, at the option of the Holder of this Mortgage Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default. In the event of default in the payment of this Mortgage Note, and if the same is collected by an attorney at law, the undersigned hereby agree(s) to pay all costs of collection, including a reasonable attorney's fee.

In the event any installment or part of any installment due hereunder becomes delinquent for more than fifteen (15) days, there shall be due, at the option of the Holder, in addition to other sums due hereunder, a sum equal to two percent (2%) of the amount of such delinquent installment (including principal and interest). Late charges must be separately charged to and collected from the Maker and cannot be deducted from any regular monthly installment, or collected from any reserve, escrow, residual receipts funds, or from any interest accruals thereto. Whenever under the law of the jurisdiction where the property is located, the amount of any such late charge is considered to be additional interest, this provision shall not be effective if the rate of interest specified in this Note, together with the amount of the late charge, would aggregate an amount in excess of the maximum rate of interest permitted and would constitute usury.

Prepayment of this Mortgage Note is subject to the terms and provisions set forth in the Allonge #1 attached hereto and incorporated herein by this reference.

All parties to this Mortgage Note, whether principal, surety, guarantor, or endorser hereby waive presentment for payment, demand, protest, notice of protest, and notice of dishonor.

Notwithstanding any other provision contained in this Note, it is agreed that the execution of this Note shall impose no personal liability on the Maker hereof for payment of the indebtedness evidenced hereby and in the event of a default, the Holder of this Note shall look

solely to the "Collateral" (defined below) in satisfaction of the indebtedness evidenced hereby and will not seek or obtain any deficiency or personal judgment against the Maker hereof except such judgment or decree as may be necessary to foreclose and/or bar its interest in the Collateral except as set out in the Mortgage Deed of even date given to secure this Note. As used herein, "Collateral" shall mean and include (i) the property subject to the Mortgage Deed and to the rents, issues and profits thereof; (ii) the tangible and intangible property described in any and all security agreements (whether executed by the Maker, any lessee or operator of the property that is subject to the Mortgage Deed or any portion thereof, or any other party) which now or hereafter secure this Note and the proceeds and products thereof; (iii) any and all escrows and reserves now or hereafter required by the Holder of this Note and/or the Secretary of Housing and Urban Development in connection with the property subject to the Mortgage Deed (including, to the extent applicable, replacement reserves accounts, residual receipts accounts, escrows for insurance premiums, mortgage insurance premiums, ground rents, taxes, assessments, utility charges and other impositions, and escrows for working capital, operating deficits, repairs, latent defects, and offsite improvements); and (iv) any and all property now or hereafter mortgaged, pledged, conveyed or assigned to secure payment of this Note and the rents, issues, profits, proceeds and products thereof.

Signed and sealed as of the day and year first above written.

HEARTH & HOME OF VAN WERT, LLC,
an Ohio limited liability company

By: David A. Tenwick
David A. Tenwick
Manager

ACKNOWLEDGMENT

THIS IS TO CERTIFY that this is the Mortgage Note described in and secured by a Mortgage Deed of even date herewith and in the same principal amount as herein stated and secured by real estate situated in Van Wert, Van Wert County, Ohio.

Dated as of this 4th day of November, 2009.

[SEAL]

John David Burley
Notary Public

My Commission Expires: JOHN DAVID BURLEY, Attorney At Law
NOTARY PUBLIC, STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

[NOTE PANEL ON THE FOLLOWING PAGE]



STATE OF OHIO

LOAN NO. 043-22038

Mortgage Note

HEARTH & HOME OF VAN WERT, LLC

TO

RED MORTGAGE CAPITAL, INC.

No. 043-22038

Insured under §232/223(f) of the National Housing Act and Regulations thereunder

In effect on September 10, 2009.

~~To the extent of advances approved by the Secretary of Housing and Urban Development acting by and through the Federal Housing Commissioner~~

~~By~~ ______________________________

~~*(Authorized Agent)*~~

~~Date~~ ______________________________

A total sum of $2,181,200.00 has been approved for Insurance hereunder by the Secretary of Housing and Urban Development acting by and through the Federal Housing Commissioner

By [signature] ______________________________

(Authorized Agent)

Date November 10, 2009

ALLONGE #1
TO MORTGAGE NOTE OF
HEARTH & HOME OF VAN WERT, LLC ("Maker")
TO
RED MORTGAGE CAPITAL, INC. ("Holder")
IN THE ORIGINAL PRINCIPAL SUM OF $2,181,200.00
DATED AS OF NOVEMBER 1, 2009

1.   This Allonge #1 to Mortgage Note (this "Allonge") is attached to and made a part of the Mortgage Note from HEARTH & HOME OF VAN WERT, LLC (the "Maker"), to RED MORTGAGE CAPITAL, INC. (the "Holder") dated as of November 1, 2009 (the "Note").

2.   Except as provided in Paragraphs 3, and 4 below, Maker may not prepay any sums due under this Mortgage Note (the "Note") prior to January 1, 2012. Commencing on January 1, 2012, Maker may prepay, upon thirty (30) days advance written notice to the Holder, the indebtedness evidenced by this Note, in whole or in an amount equal to one or more monthly installments of the principal next due, on the last day of any month, provided such prepayment is accompanied by the applicable prepayment premium (expressed as a percentage of the principal amount so prepaid) set forth below:

Prepayment Period	Prepayment Premium
January 1, 2012 through December 31, 2012	8%
January 1, 2013 through December 31, 2013	7%
January 1, 2014 through December 31, 2014	6%
January 1, 2015 through December 31, 2015	5%
January 1, 2016 through December 31, 2016	4%
January 1, 2017 through December 31, 2017	3%
January 1, 2018 through December 31, 2018	2%
January 1, 2019 through December 31, 2019	1%
January 1, 2020 and thereafter	None

All such prepayments, including the principal sum so prepaid, interest thereon to and including the date of such prepayment and the prepayment premium due in connection therewith, shall be in immediately available Federal Funds.

3.   Notwithstanding any prepayment prohibition imposed and/or premium required by Paragraph 2 of this Allonge #1 with respect to voluntary prepayments made prior to January 1, 2019, the indebtedness may be prepaid in part or in full on the last or first day of any calendar month without the consent of the Holder and without prepayment premium if HUD determines that prepayment will avoid a mortgage insurance claim and is therefore in the best interest of the Federal Government.

4.   The provisions of Paragraph 2 of this Allonge #1 shall not apply and no prepayment premium shall be collected by the Holder with respect to any prepayment which is made by or on behalf of Maker from insurance proceeds as a result of damage to the property or condemnation awards which may, at the option of the Holder, be applied to reduce the indebtedness evidenced by the Note pursuant to the terms of the Mortgage given of even date to secure the indebtedness evidenced by the Note.

5.   If any partial prepayment occurs as provided in Paragraph 3 hereof, the remaining payments due on this Note may, at the option of the Holder and with the consent of the Commissioner, be recast such that required monthly payments of principal and interest shall be in equal amounts sufficient to amortize the balance then due under this Note over the remaining term thereof.

[SIGNATURE FOLLOWS ON SUCCEEDING PAGE]

MAKER:
HEARTH & HOME OF VAN WERT, LLC,
an Ohio limited liability company

By:

‑David A. Tenwick
Manager

END OF ALLONGE #1